UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):      [  ] Form 10-K       [  ] Form 11-K         [  ] Form 20-F
                  [X] Form 10-Q        [  ] Form N-SAR

For Period Ended:          March 31, 1996

[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

F & E Resource Systems Technology, Inc.
Full Name of Registrant

_______________________________________________________
Former Name if Applicable

5800 Chemical Road
Address of Principal Executive Office (Street and number)

Baltimore Maryland 21226
City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)


Bankruptcy proceeding involving a major operation of the Company has presented difficulties in preparing report.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.
           Robert P. Crabb               (410)          354-3000
                (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s). [ ] Yes    [X] No

    Form 10-QSB for period ended June 30, 1995 filed one day late.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                        [ ] Yes    [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    F & E Resource Systems Technology, Inc.
 -----------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 15, 1996                         By  /s/ PAUL WILLIAMSON
                                                 Paul Williamson
                                                 Executive Vice President and
                                                 Chief Operating Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).